NOTICE OF CHANGE OF AUDITORS

TO:	AUTORITÉ DES MARCHÉS FINANCIERS BRITISH COLUMBIA SECURITIES COMMISSION ALBERTA SECURITIES COMMISSION

AND:	TSX VENTURE EXCHANGE

AND:	RAYMOND CHABOT GRANT THORNTON LLP, CHARTERED ACCOUNTANTS

AND:	KPMG LLP, CHARTERED ACCOUNTANTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations (the “Instrument”), Neptune Technologies & Bioressources Inc. (the “Corporation”) hereby advises that:

(i)

effective September 25, 2006, Raymond Chabot Grant Thornton LLP, Chartered Accountants, was informed that the board of directors of the Corporation would not be proposing Raymond Chabot Grant Thornton LLP, Chartered Accountants, for re-appointment as auditors of the Corporation;

(ii)

on September 15, 2006 the Board of Directors of the Corporation appointed KPMG LLP, Chartered Accountants, as the auditors of the Corporation; and

(iii)

the Corporation will ask that the shareholders of the Corporation appoint KPMG LLP Chartered Accountants, or in the event KPMG LLP cannot act as the auditor of the company, any other recognized auditor firm designated by the board of directors of the company, as the auditors of the Corporation at the next annual general meeting of the shareholders of the Corporation, to be held on November 24, 2006.

The Corporation further reports that:

(i)

there were no reservations in the reports by Raymond Chabot Grant Thornton LLP, Chartered Accountants, on any of the Corporation’s financial statements for the period commencing at the beginning of the Corporation’s two most recently completed financial years and ending on September 25, 2006; and

(ii)

there are no reportable events, including disagreements, consultations or unresolved issues as defined in section 4.11(1) of the Instrument between Raymond Chabot Grant Thornton LLP, Chartered Accountants, and the Corporation.

SIGNED at Laval, Quebec this 25 day of September 2006.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Par:
Henri Harland
President and Chief Executive Officer